UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

KCG Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

48244B 100

(CUSIP Number)

John R. Flynn

Wicklow Capital, Inc.

53 W. Jackson Boulevard, Suite 1204

Chicago, Illinois

(312) 360-1377

with a copy to:

Frederick C. Lowinger

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7238

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48244B 100

1.	Name of Reporting Person: Daniel V. Tierney 2011 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,456,466 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,456,466 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,456,466 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.7% (1)(2)(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents (i) 13,743,517 shares of Class A common stock, par value $0.01 per share (“Class A Common Shares”) of KCG Holdings, Inc., a Delaware corporation (“KCG Holdings”), and (ii) 4,712,949 Class A Common Shares that are issuable upon the exercise of warrants (“Warrant Shares”).
(2)	All of the Class A Common Shares and Warrant Shares reported on this Schedule 13D are directly held by the Daniel V. Tierney 2011 Trust. Emma Cuadrado and John R. Flynn are the co-trustees and share voting and dispositive power over the securities held by the trust. Daniel V. Tierney is the settlor and sole beneficiary of the trust. Daniel V. Tierney does not have or share voting or dispositive power over the securities held by the trust, but does have the power to revoke the trust and acquire beneficial ownership of such securities within 60 days.
(3)	Calculated based on a total of 125,591,648 Class A Common Shares outstanding, which consists of (i) an estimated 120,878,699 Class A Common Shares outstanding as of August 7, 2013, according to information filed by KCG Holdings on August 9, 2013, and (ii) 4,712,949 Warrant Shares.

CUSIP No. 48244B 100

1.	Name of Reporting Person: Daniel V. Tierney
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,456,466 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,456,466 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,456,466 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.7% (1)(2)(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 13,743,517 Class A Common Shares and (ii) 4,712,949 Warrant Shares.
(2)	All of the Class A Common Shares and Warrant Shares reported on this Schedule 13D are directly held by the Daniel V. Tierney 2011 Trust. Emma Cuadrado and John R. Flynn are the co-trustees and share voting and dispositive power over the securities held by the trust. Daniel V. Tierney is the settlor and sole beneficiary of the trust. Daniel V. Tierney does not have or share voting or dispositive power over the securities held by the trust, but does have the power to revoke the trust and acquire beneficial ownership of such securities within 60 days. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(3)	Calculated based on a total of 125,591,648 Class A Common Shares outstanding, which consists of (i) an estimated 120,878,699 Class A Common Shares outstanding as of August 7, 2013, according to information filed by KCG Holdings on August 9, 2013, and (ii) 4,712,949 Warrant Shares.

CUSIP No. 48244B 100

1.	Name of Reporting Person: Emma Cuadrado
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,456,466 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,456,466 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,456,466 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.7% (1)(2)(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 13,743,517 Class A Common Shares and (ii) 4,712,949 Warrant Shares.
(2)	All of the Class A Common Shares and Warrant Shares reported on this Schedule 13D are directly held by the Daniel V. Tierney 2011 Trust. Emma Cuadrado and John R. Flynn are the co-trustees and share voting and dispositive power over the securities held by the trust. Daniel V. Tierney is the settlor and sole beneficiary of the trust. Daniel V. Tierney does not have or share voting or dispositive power over the securities held by the trust, but does have the power to revoke the trust and acquire beneficial ownership of such securities within 60 days. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that she is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(3)	Calculated based on a total of 125,591,648 Class A Common Shares outstanding, which consists of (i) an estimated 120,878,699 Class A Common Shares outstanding as of August 7, 2013, according to information filed by KCG Holdings on August 9, 2013, and (ii) 4,712,949 Warrant Shares.

CUSIP No. 48244B 100

1.	Name of Reporting Person: John R. Flynn
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,456,466 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,456,466 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,456,466 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.7% (1)(2)(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 13,743,517 Class A Common Shares and (ii) 4,712,949 Warrant Shares.
(2)	All of the Class A Common Shares and Warrant Shares reported on this Schedule 13D are directly held by the Daniel V. Tierney 2011 Trust. Emma Cuadrado and John R. Flynn are the co-trustees and share voting and dispositive power over the securities held by the trust. Daniel V. Tierney is the settlor and sole beneficiary of the trust. Daniel V. Tierney does not have or share voting or dispositive power over the securities held by the trust, but does have the power to revoke the trust and acquire beneficial ownership of such securities within 60 days. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(3)	Calculated based on a total of 125,591,648 Class A Common Shares outstanding, which consists of (i) an estimated 120,878,699 Class A Common Shares outstanding as of August 7, 2013, according to information filed by KCG Holdings on August 9, 2013, and (ii) 4,712,949 Warrant Shares.

Introduction

This Amendment No. 1 (this “Amendment No. 1”) amends the statement on Schedule 13D dated July 1, 2013 (the “Original Statement” and, together with this Amendment No. 1, this “Schedule 13D”) relating to the Class A common stock, par value $0.01 per share (the “Class A Common Shares”), of KCG Holdings, Inc., a Delaware corporation (“KCG Holdings”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Statement. Any capitalized terms used in this Amendment No. 1 and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Original Statement.

This Amendment No. 1 reflects transactions and developments through October 31, 2013 relating to the Reporting Persons’ holdings of Class A Common Shares. In particular, this Amendment No. 1 is being filed to reflect the entry into a plan intended to comply with Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1.	Security and Issuer.

There has been no change to the information disclosed in Item 1 of the Original Statement.

Item 2.	Identity and Background.

There has been no change to the information disclosed in Item 2 of the Original Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

There has been no change to the information disclosed in Item 3 of the Original Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Original Statement is hereby amended and supplemented as follows:

On October 31, 2013, the Daniel V. Tierney 2011 Trust entered into a sales plan, effective as of December 15, 2013 (the “Sales Plan”), with J.P. Morgan Securities LLC (the “Broker”) pursuant to which the Broker is authorized and directed to sell on behalf of the Daniel V. Tierney 2011 Trust up to 1,374,351 Class A Common Shares through January 15, 2015, subject to satisfaction of certain conditions, including, among others, the trading price of the Class A Common Shares. All transactions under the Sales Plan are to be made in accordance with the terms and conditions of the Sales Plan, and no Reporting Person will have any control, influence or authority over transactions made pursuant to the Sales Plan. The form of the Sales Plan is being filed as an exhibit hereto and the foregoing description of the Sales Plan is qualified in its entirety by reference thereto.

Except as disclosed in this Item 4, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated in its entirety as follows:

(a) - (b) This Schedule 13D relates to the beneficial ownership of 18,456,466 Class A Common Shares, which include (i) 13,743,517 Class A Common Shares and (ii) 4,712,949 Warrant Shares. Such shares represent 14.7% of the outstanding Class A Common Shares (based on a total of 125,591,648 Class A Common Shares outstanding, which consists of (i) an estimated 120,878,699 Class A Common Shares outstanding as of August 7, 2013, according to information filed by KCG Holdings on August 9, 2013, and (ii) 4,712,949 Warrant Shares). All of the Class A Common Shares and Warrant Shares reported on this Schedule 13D are directly held by the Daniel V. Tierney 2011 Trust. Emma Cuadrado and John R. Flynn are the co-trustees and share voting and dispositive power over the securities held by the trust. Daniel V. Tierney is the settlor and sole beneficiary of the trust. Daniel V. Tierney does not have or share voting or dispositive power over the securities held by the trust, but does have the power to revoke the trust and acquire beneficial ownership of such securities within 60 days.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Daniel V. Tierney, Emma Cuadrado or John R. Flynn that such Reporting Person is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) As described in Item 4 of this Amendment No. 1, the Daniel V. Tierney 2011 Trust entered into a Sales Plan on October 31, 2013 with respect to 1,374,351 Class A Common Shares. See Item 4 above for a description of the Sales Plan, which is incorporated herein by reference. No Reporting Person has effected any other transaction in the Class A Common Shares or Warrant Shares during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Shares or Warrant Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Statement is hereby amended and supplemented as follows:

See Item 4 of this Amendment No. 1 for a description of the Sales Plan, which is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibits

99.1	Form of Sales Plan dated October 31, 2013 between J.P. Morgan Securities LLC and the Daniel V. Tierney 2011 Trust

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2013	DANIEL V. TIERNEY 2011 TRUST

	By:	/s/ Emma Cuadrado
	Name:	Emma Cuadrado
	Title:	Co-Trustee

	By:	/s/ John R. Flynn
	Name:	John R. Flynn
	Title:	Co-Trustee

Date: November 1, 2013	/s/ Daniel V. Tierney
DANIEL V. TIERNEY

Date: November 1, 2013	/s/ Emma Cuadrado
EMMA CUADRADO

Date: November 1, 2013	/s/ John R. Flynn
JOHN R. FLYNN

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Form of Sales Plan dated October 31, 2013 between J.P. Morgan Securities LLC and the Daniel V. Tierney 2011 Trust